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                                                           OMB APPROVAL
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------                                              OMB Number:   3235-0287
FORM 4                                              Expires:  April 30, 1997
------                                              Estimated average burden
                                                    hours per response .... 0.5
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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
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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    S.R. One, Limited                             Ribi Immunochem Research, Inc. (RIBI)         Issuer (Check all applicable)
-----------------------------------------      -------------------------------------------          Director       X  10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
Bay Colony Executive Park                         Number of Reporting        Month/Year             Officer (give    Other (Specify
565 E. Swedesford Road                            Person (Voluntary)         October 1997       ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                         23-1729901              5. If Amendment,
                                                                             Date of Original
Suite 315                                                                    (Month/Year)              ------------------------
Radnor              PA                19087
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

Common Stock                     10/22/97   S            1,000     D         $4.5000                           D
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Common Stock                     10/24/97   S            2,000     D         $4.5000          747,608          D
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Common Stock                                                                                1,103,448          I  by Corporation (1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Responses)             SEC 1474 (8/92)

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
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares

Non-Qualified Stock Option
(right to buy)                (2)                                            12/31/96  12/31/98  Common Stock  551,724
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Warrant to Purchase Common
Shares                        $5.000                                         12/31/96  12/31/99  Common Stock  500,000
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

Non-Qualified Stock Option
(right to buy)                  551,724                     I                      by Corporation (1)
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Warrant to Purchase Common
Shares                          500,000                     I                      by Corporation (1)
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Explanation of Responses:

(1)  Owned of record by SmithKline Beecham Biologicals Manufacturing S.A., an affiliate of Reporting Person, both of which are under common control as subsidiaries of SmithKline Beecham Corporation.

(2)  The purchase price is defined as the average of the mean of the high and low prices for the Common Stock as reported on the
NASDAQ National Market tier of the NASDAQ Stock Market for each of the five (5) consecutive trading days ending two (2) trading days prior to December 31, 1998, the expiration date for Stock Options.



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.   /s/Donald F. Parman            11/10/97
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                         By: Donald F. Parman, Secretary
                                                                                         For: S.R. One, Limited


Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                                SEC 1474 (8/92)

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